                              Filed by National City Corporation
                              pursuant to Rule 425 and the
                              Securities Act of 1933 and deemed
                              filed pursuant to Rule 14a-12 under
                              the Securities Exchange Act of 1934

                              Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019






[National City Logo]


INTER-OFFICE CORRESPONDENCE

------------------------------------------------------------------------------

DATE:             February 17, 2004

TO:               Southwest Ohio Employees

FROM:             Jim Hoehn

RE:               Provident Acquisition

------------------------------------------------------------------------------

Today we announced that National City has signed a definitive agreement to acquire Provident Financial Group, Inc. As you may know, Provident provides a diverse line of banking and financial products, services and solutions through 65 retail banking offices located in Southwestern Ohio and Northern Kentucky and through commercial lending offices located throughout Ohio and surrounding states.

This announcement is exciting news for National City in Southwest Ohio and is a clear demonstration of the strategy we're following to ensure that we continue to be a winning organization. The acquisition of Provident represents an exciting opportunity for us to broaden our reach in Southwest Ohio and truly lead this market. We have never been better positioned for growth in this area, and this acquisition of the #2 Cincinnati area bank, combined with our current market strengths, positions us to succeed. We firmly intend to be the leader in Southwest Ohio.

National City and Provident share not only geography but also similar values of commitment to our customers, investors, employees and communities. We intend to leverage momentum with consumers and small businesses, as well as in middle market lending and credit processes. We will continue to be a strong and visible competitor in this market, and we will take full advantage of opportunities to service customers through the Provident acquisition. As we move forward, I will involve appropriate business unit representatives to work with our current and prospective customers and clients to fully capitalize on these new opportunities.

I know that this announcement may raise questions and concerns for you, as well as for our customers and the community. I can assure you that I am absolutely committed to keeping everyone informed as the details of the transition are finalized.

The acquisition of Provident is possible because National City is in a position of financial and operational strength, which is a direct result of your hard work and efforts to make us the best. I hope you'll share in the excitement about today's announcement and the opportunities that lie ahead for us to achieve even greater success in our market.


In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Provident are encouraged to read the registration statement, including the final proxy statement prospectus that will be part of the registration statement, because it will contain important information about the proposed merger.